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SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _)*

Derma Sciences, Inc.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

249827106
(CUSIP Number)

February 13, 2006
(Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the propose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of the section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 249827106	13G	Page 1 of 1 Pages

1.	NAMES OF REPORTING PERSONS
Comvita New Zealand Limited
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
None (foreign entity)
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION
New Zealand
NUMBER OF SHARES	5.	SOLE VOTING POWER 2,083,330
BENEFICIALLY OWNED BY	6.	SHARED VOTING POWER
EACH REPORTING	7.	SOLE DISPOSITIVE POWER 2,083,330
PERSON WITH	8.	SHARED DOSPOSITIVE POWER
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,083,330
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT OF ROW 9
8.93%
12.	TYPE OF REPORTING PERSON
CO

Item 1.

1(a).	Name of Issuer:

Derma Sciences, Inc.

1(b).	Address of Issuer’s Principal Executive Offices:

214 Carnegie Center, Suite 100, Princeton, New Jersey 08540

Item 2.

2(a).	Name of Person Filing:

Comvita New Zealand Limited

2(b).	Address of Principal Business Office or, if None, Residence:

Wilson RoaD South, Paengaroa, Private Bag 1, Te Puke, New Zealand

2(c).	Citizenship:

Not Applicable

2(d).	Title of Class of Securities:

This statement covers a total of 2,083,330 fully diluted shares of Common Stock, $.01 par value per share (the “Common Stock”), of the Issuer. The Reporting Person as of the date hereof holds an aggregate of: (i) 1,666,664 shares of Common Stock, and (ii) warrants for the purchase of Common Stock (the “Warrants”) which as of the date hereof may be exercised to purchase all or a portion of 416,666 shares of Common Stock at a per share price of $1.00. The Common Stock and Warrants are referred to herein, collectively, as the “Securities”.

2(e).	CUSIP Number:

249827106

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

3(a).	☐	Broker or dealer registered under Section 15 of the Exchange Act.
3(b).	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.
3(c).	☐	Insurance company as defined in Section 3(3)(19) of the Exchange Act.
3(d).	☐	Investment company registered under Section 8 of the Investment Company Act.
3(e).	☐	An investment adviser in accordance with Rule 13d-1(b) (1)(ii)(E);
3(f).	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(G);
3(g).	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(II)(G);
3(h).	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
3(i).	☐	A church plan that is excluded from the definition of an investment company under Section 3(c ) (14) of the Investment Company Act;
3(j).	☐	Group in accordance with Rule 13e-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1:

4(a).	Amount beneficially owned:

2,083,330 shares

4(b).	Percent of class:

8.93%

4(c).	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	2,083,330
(ii)	Shared power to vote or to direct the vote:	None
(iii)	Sole power to dispose or to direct the disposition of:	2,083,330
(iv)	Shared power to dispose or to direct the disposition of:	None

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the Securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the Securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMVITA NEW ZEALAND LIMITED
By: Rob Tait, Project Manager
By:
Raymond C. Hedger, Jr. Attorney-in-fact

June __, 2006